OPERATING AGREEMENT

OF

STICNSTAC, LLC

AN IDAHO LIMITED LIABILITY COMPANY

Amended and Restated Effective March 1, 2023

1020 W. Main St., Ste 420
Boise, Idaho 83702

STICNSTAC, LLC
OPERATING AGREEMENT

- TABLE OF CONTENTS -

STICNSTAC, LLC
OPERATING AGREEMENT

This Operating Agreement ("Agreement"), of **STICNSTAC, LLC**, is hereby amended and restated and made effective as of March 1, 2023, and supersedes all prior statements, revisions and or amendments of Operating Agreements of SticnStac, LLC.

ARTICLE 1
FORMATION

Section 1.1   **Formation of Company.**

STICNSTAC, LLC (hereinafter referred to as the "Company") was duly formed and filed as an Idaho Limited Liability Company by filing Articles of Organization in the statutory form with the office of the Idaho Secretary of State on February 2, 2016. The Company shall exist in perpetuity and is authorized to engage in any lawful business permitted by the laws of Idaho and the laws of any jurisdiction in which it does business.

Section 1.2   **Name of Company.**

The name of this limited liability company is **STICNSTAC, LLC** (the "Company") as reflected in the Certificate of Organization filed with the office of the Idaho Secretary of State. The name of the Company may be changed by decision of the Manager and such change shall be recorded with the Secretary of State's office as an amended Certificate, as required by law.

Section 1.3   **Place of Business.**

The Company's principal place of business and registered office is 1515 S. Vermont Ave., Boise, Idaho 83706. The Company's mailing address is 6148 N. Discovery Way, Ste. 100, Boise, Idaho 83713-0202. The Company may have other offices as the Manager may determine in the best interests of the Company.

Section 1.4   **Registered Agent.**

The name and address of the Company's initial registered agent for service of process is John L. Runft**,** whose address is 1020 West Main St., Ste. 400, Boise, Idaho 83702 as reflected in the files of the Office of the Idaho Secretary of State.

Section 1.5   **Term of Company.**

The existence of the Company shall be and is perpetual.

ARTICLE 2
BUSINESS OF THE COMPANY

Section 2.1   Business Purpose.

The Company has been organized for the purpose of and is expressly authorized to engage in any lawful business, including, but not limited to, the following:

> (a)   To operate as a products development and marketing company in the electrical and construction industry, and other business as may be added from time to time.
>
> (b)   To enter into any lawful arrangement for the sharing of profits and losses in any lawful transaction.
>
> (c)   To organize, promote, and operate other lawful businesses, projects and/or entities.
>
> (d)   To buy, sell, lease, invest or otherwise deal in any real, personal, or mixed property.
>
> (e)   To serve as a holding company.
>
> (f)   To render any lawful service; and,
>
> (g)   To possess and exercise all rights and powers conferred by law upon the Company both now and in the future.

The foregoing statement of purpose shall in no way be construed to limit or restrict in any manner the powers or authority conferred upon the Company by the state of Idaho.

Each clause or paragraph in thisSection 2.1 shall be regarded as statements of cumulative and independent objectives, purposes, and powers and shall not be construed as limiting or restricting other clauses or paragraphs herein.

Section 2.2   Property.

All property owned by the Company shall be owned in the name of the Company or in the name of an agent or trustee for the Company, as designated or appointed by the Manager.

Section 2.3   Operating Agreement.

This Operating Agreement as maintained in the records of the Company constitutes the complete operating, structural, and ownership agreement of the Company. The Company is a "Manager Managed Company", pursuant to Idaho Code Section 30-25-407, as amended. The Company and each Member of the Company are parties to, signatories of, assent to, and shall be provided an executed copy of this Operating Agreement, including all amendments thereto and restatements thereof, and are bound thereby and may enforce the provisions of this Agreement. The default provisions of the Idaho Uniform Limited Liability Company Act, Chapter 25, Title 30 of the Idaho Code, as amended shall be applicable, except as in this Operating Agreement may be otherwise provided.

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ARTICLE 3
MEMBERSHIP

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Section 3.1   Membership and Certificates of Membership Shares.

Membership in the Company shall be evidenced by ownership units ("Shares" or "Securities) issued by the Company to Members, as follows:

(a) Certificates of Shares shall be issued to each Member showing the number of Shares owned by that Member. The number of Shares issued to each Member shall be recorded and set forth in the Stock Ledger of Shares issued by the Company maintained by the Manager or by a Secretary of the Company appointed by the Manager or by a Transfer Agent retained by the Company. The Stock Ledger will be amended from time to time to reflect any changes in ownership of Shares and the addition of Shares issued to any new Members. Any change in ownership of Shares by any Member must be accomplished by surrender to the Company or to the Transfer Agent, as the case may be, for cancellation of the current Certificate of Shares ("Stock Certificate") and issuance by the Company to the Member of a any new Stock Certificate reflecting the change in number of Shares owned by said Member.

(b) Members shall be entitled to vote their Shares, one vote per Share, in all matters voted upon by the Membership. An affirmative vote of the majority vote of said Shares shall decide issues put to the vote. Owners of twenty percent (20%) of the Shares of the Company can require a vote of the Membership to be taken on any issue, subject to the rights and authority vested in the Manager.

(c)The foregoing provisions of this Section 3.1 shall be subject to provisions regarding legal title to Shares, voting rights, and other provisions as may be imposed on Class B Shares pursuant to any Offering under Reg CF through a Portal Company described below in Section 3.2 (b).

Section 3.2   Two Classes of Shares.

 This Company shall have two classes of Shares, Class A Shares and Class B Shares, as follows:

(a) Class A Shares are units of ownership ("Shares" or "Securities") of the Company owned by Members of the Company that have been issued on or before March 1, 2023.   A total of Eighteen Million Eight Hundred (18,800,000) Class A Shares have been issued and are fully paid, outstanding common stock of the Company. See **Exhibit "A"** hereto for the list of Members and their respective stock holdings The Class A Shares are unregistered, restricted Securities, subject to SEC Rule 144. No further Class A Shares will be issued by the Company after the Effective Date of this Operating Agreement prior to January 31, 2024, unless otherwise provided herein. Certificates for Class A Shares must bear the following legend:

> THE TRANSFERABILITY OF THE SHARES REPESENTED BY THIS CERTIFICATE IS RESTRICTED UNDER SEC RULE 144. THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES ACT. THESE SHARES MAY NOT BE SOLD, ASSIGNED, OR TRANSFERRED, AND NO ASSIGNEE, TRANSFERREE, OR ENDORSEE THEREOF WILL BE RECOGNIZED AS HAVING ACQUIRED ANY SUCH UNITS FOR ANY PURPOSES UNLESS AND TO THE EXTENT SUCH SALE, TRANSFER, HYPOTHECATION, OR ASSIGNMENT IS PERMITTED BY, AND IS IN ACCORDANCE WITH APPLICABLE STATE AND FEDERAL LAW AND THE OPERATING AGREEMENT OF THE COMPANY AS AMENDED FROM TIME TO TIME.

(b) Class B Shares are Shares of the Company issued pursuant to a private placement Offering of exempt securities planned to be issued by the Company prior to January 31, 2024, pursuant to Section 4(a)(6) of the SEC Act of 1933, as amended (the "Act") through a "Portal Company" registered with the SEC and governed by FINRA, as provided under Reg CF (CFR Sections 227.100.

(c) No additional Classes of Membership beyond Class A and Class B shall be created by the Company or additional Class A Units be issued by the Company during the Offering of Class B Shares. If the Class B Offering is not made on or before January 31, 2034, then this restriction regarding the creation of additional Classes of membership and/ or issuance of additional Class A Units shall be automatically terminated, and be void, and of no effect.

(d) Each Member holding Class A and / or Class B Shares shall have equal rights and authority in the Company, including the right to vote and in the management and conduct of the Company's activities and affairs, subject to the above limitation expressed in Section 3.1 (c), and subject to the rights and authority vested in the Manager.

(e) A difference arising among members as to a matter outside of in the ordinary course of the activities and affairs of the company may be decided by the vote of a majority of the Shares owned by the Members.

(f) The affirmative vote or consent of the Shares all the members (the entire Membership) is required to:
> (i) Undertake an act outside the ordinary course of the activities and affairs of the company; or

(ii) Amend the operating agreement.

Section 3.3   <u>Limitations of Membership Rights; Dissociation</u>.

(a)   The withdrawal, death, disability, or dissociation of any Member of the Company shall not cause or result in the automatic dissolution of the Company.

(b)   In the event of the withdrawal or dissociation of one or more Members of the Company, the remaining Members have the right upon the affirmative vote of the majority of Shares of the remaining Members to dissolve or continue the Company and its business, as the case may be.

(c)   No Member shall possess an ownership interest in the assets of the Company.

(d)   A Member's ownership interest (Shares) in the Company may be charged for a judgment only as an assignee's interest by Court order pursuant to Idaho Code § 30-6-503.

(e)   Following a Member's withdrawal, death, disability, or dissociation, which is not wrongful, the remaining Members shall have (ninety (90) days in which time to elect whether to enter into an agreement with said Member for payment of his Shares or to dissolve the Company.

(f)   The purchase price of such withdrawing or dissociating Member's Shares will be the product of the value of the Company upon the date of withdrawal or dissociation multiplied by the percentage of ownership of the Company represented by said Member's Shares. If the value of the Company cannot be agreed upon within said ninety (90) days or within an agreed extension of said time, then the value of the Company will be determined by an appraiser agreed upon by the parties, or if no appraiser can be agreed upon, then by an appraiser appointed by a court of competent jurisdiction.

Section 3.4   <u>Dissolution</u>.

(a)   The Company shall be dissolved, and its affairs wound up upon the first to occur of the following:

    i.   The written consent (affirmative vote) of Members owning in the aggregate Fifty One percent (51%) of the Shares of the Company issued and outstanding, not counting the Units of any dissociating Member(s), so long as there is at least one remaining Member to administer the dissolution. Treasury stock may be voted in this matter.

> ii. Entry of a decree of judicial dissolution or by administrative dissolution, if said administrative dissolution is not cured by reinstatement within a reasonable time.

(b)   Upon the dissolution of the Company and the winding up of the affairs, the assets shall be distributed first to pay the Company obligations as set forth in Idaho Code § 30-6-701, et seq., and then thereafter to the Members in proportion (pro-rata) to their respective Shares in the Company.

ARTICLE 4
MANAGEMENT

Section 4.1   Manager.

(a)   Management of the Company shall be conducted by the Manager, who shall be elected by the affirmative vote of a majority of the issued and outstanding Shares of the Company. The Manager need not be a Member of the Company. The name of the current Manager shall be inscribed in this Operating Agreement immediately below. This Operating Agreement shall be amended to show any change in the identity of the Manager.

THE CURRENT MANAGER of the Company is SNS Management, Inc., an Idaho corporation, with its principal place of business and mailing address at 1020 Main St., Ste 400 – 420, Boise, ID 83702. Mr. William "Ned" Fowkes is the President of SNS Management, Inc., whose signature below on behalf of the Manager is an acknowledgment of SNS Management Inc.'s acceptance of the position, duties and responsibilities as Manager of the Company:

SNS Management, Inc.

By: _____
Ned Fowkes, President

(b)   The Manager will preside at all meetings of the Membership.

(c)   The Manager is empowered and authorized to manage the day-to-day affairs and business of the Company, and to sign, on behalf of the Company, deeds, mortgages, bonds, contracts, or other instruments in the regular course of the Company's business. The Manager is the chief executive officer of the Company and is empowered and authorized to perform all duties and functions traditionally attached to that office and as may be further assigned to it. The Manager shall vote treasury stock when allowed.

(d)   The Manager will be responsible on behalf of the Company for the Company's compliance with all federal and state statutes and regulations relating to the Company's formation, operation, and business.

(e)   Except for situations in which the approval of the Membership is required by the Articles of Organization or this Operating Agreement, the Manager shall have full and complete authority, power and discretion to manage and control the business affairs and assets of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the executive management of the Company's business.

(f)   The Manager shall be responsible for keeping, or causing them to be kept, the records of the Company. The Manager may appoint a secretary to perform the recordkeeping function and may appoint a Transfer agent to maintain the Stock Ledger.

Section 4.2   Procedures.

(a)   The Manager will preside at meetings of the Membership, which meetings the Manager can call at any time.

(b)   Meetings of the Membership may be called by the Manager or by the affirmative vote of twenty percent (20%) of the Shares of the Membership at any time. Treasury stock will not be voted in this matter.

(c)   The Manager may be removed from office by the affirmative vote of Fifty One percent (51%) of the issued and outstanding Shares of the Membership of the Company. Treasury stock will not be voted in this matter.

(d)   A new Manager may be elected by the affirmative vote of Fifty One percent (51%) of the issued and outstanding Shares of the Membership of the Company. Treasury stock will not be voted in this matter.

(e)   Meetings of the Members (Shareholders) may be held in person and / or remotely via telephone or Zoom (or equivalent) upon Ten (10) days written notice sent by e-mail or U.S. Mail, provided however that such notice may be waived in writing by the holders of a sufficient number of Shares to constitute a quorum, said waivers to be delivered to the Company for inclusion in the minutes or filing with the corporate records.

(f)   Action may be taken by unanimous written consent of the Shareholders of the Company. The action must be evidenced by one (1) or more written consents bearing the date of signature and describing the action taken, signed by all the shareholders entitled to vote on the action, and delivered to the Company for inclusion in the minutes or filing with the corporate records.   A unanimous consent signed under this section has the effect of a meeting vote and may be described as such in any document.

(g)   Unless the Operating Agreement imposes a greater requirement, a majority of the votes of Shares, represented in person or by proxy, at a meeting of Members entitled to vote on a matter shall constitute a quorum for action on matters at the meeting. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and any adjournment thereof unless a new record date is or must be set for that adjourned meeting.

Section 4.3   <u>Powers and Limitations of the Manager</u>.

(a)   The Manager shall be responsible for managing, controlling, and operating the affairs of the company. The Members hereby agree that so long as the Company has a Manager, then only the Manager and agents of the Company duly authorized in writing by the Manager shall have power and authority to bind the Company, subject to those provisions that require the written consent of Members, including actions outside the ordinary course of the activities and affairs of the company; or to amend the operating agreement.

(b)   Specific powers of a Manager shall include but not be limited to the following:

i.   To borrow money for Company purposes in the ordinary course of the activities and affairs of the company and to pledge Company property to secure a loan to the Company.

ii.   To purchase or otherwise lawfully acquire assets for the Company in the ordinary course of the activities and affairs of the Company.

iii.   To buy, sell, transfer, exchange, convey, construct, improve, lease, sublet, mortgage, pledge, finance, refinance, operate, or maintain Company assets, in the ordinary course of the activities and affairs of the company:

iv.   To pay expenses, debts, and obligations of the Company, subject to the foregoing limitations.

v.   To execute any document deemed by the Manager(s) to be advisable for Company purposes, subject to the foregoing limitations.

vi.   To determine the amount of any distribution to the Members, subject to the written approval of the Members affirmatively voting a majority of the issued and outstanding Shares of the Company.

vii.　To perform any legal act, which in the sole discretion of the Manager is necessary or advisable for implementing the terms of this Agreement, subject to the foregoing limitations.

Section 4.4　Restrictions of the Powers and Limitations of the Manager.

(a)　Notwithstanding the foregoing provisions and procedures, the Manager shall not cause the Company to engage in any business that is inconsistent with the purposes of the Company as expressed in this Agreement, or to amend or add to, or take away from, the terms of this Agreement or otherwise unilaterally change the respective interests of the Members.

(b)　The Company, the Members, and / or the Manager are prohibited from guaranteeing success in finding, developing, or undertaking any business or project or guaranteeing a profit in the operations of the Company or in any transaction, business, or project pursued by the Company.

Section 4.5　Liability for Certain Acts.

(a)　The duty of care on the part of the Manager in the discharge of his respective duties to the Company and to the Members is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or knowing violation of law.

(b)　In discharging his duties, the Manager shall be fully protected in relying in good faith upon the records required to be maintained by this Operating Agreement and upon such other information, opinions, reports or statements by any other person as to matters that he may reasonably believe are within such other person's professional or expert competence and who has been selected by the Manager with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company, or regarding any project or transaction undertaken by the Company, or as to any other facts pertinent to the business of the Company from which distributions to the Members might properly be paid.

Section 4.6　Reimbursement and Indemnity.

(a)　The Company shall indemnify and reimburse the Manager for costs of operation reasonably expended by the Manager in the operation of the Company.

(b)　Notwithstanding any other provision of this Operating Agreement, the Manager shall not be liable to any Member of the Company with respect to any act performed, or neglected to be performed, in good faith and in a manner which the Manager believed to be necessary or appropriate in connection with the ordinary and proper conduct of the Company's business or the preservation of its property, and consistent with the provisions of the Articles of Organization and this Operating Agreement.

(c)   Subject to the provisions of Section 4.5, the Company shall indemnify the Manager or any duly appointed agent of the company for, and hold him harmless from, any and all liability, whether civil or criminal, and any loss, damage or expense, including reasonable attorney's fees, incurred in connection with the ordinary and proper conduct of the Company's business and the preservation of its business and property; provided that the Manager or agent acted in good faith and in a manner he reasonably believed to be consistent with the provision of the Articles of Organization, of this Operating Agreement. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of *nolo contendere* or its equivalent, will not in itself create a presumption that such person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 4.7   **Books and Records.**

(a)   The books and records of the Company must be kept at the principal office of the Company or at other places, within or without the State of Idaho, as the Manager from time to time shall determine.

(b)   The company shall maintain the following records at its principal place of business:

   i.   The name, current business address, and phone number of each current Member and last known addresses, phone numbers of past Members.

   ii.   An executed copy of the Articles of Organization as amended from time to time and any powers of attorney that have been executed by Members in accordance with the terms of this Agreement, along with copies of all amendments, past and present.

   iii.   Copies of all tax returns and supporting documents relating to the Company that have been filed with federal, state, and local taxing authorities for at least the past four years.

   iv.   Executed copies of all material written agreements and contracts as amended from time to time (including all past amendments) and including all written agreements and contracts which involve transactions having a value of One Thousand dollars ($1,000) or more.

v. Company financial statements for at least the past four years; and,

vi. Any other writings or data bases from which the following information can be extracted or compiled:

1. A complete accounting of all deposits and withdrawals in the Company accounts, all expenditures (except for petty cash items), loans to the Company, hypothecation of Company assets, and capital contributions.
2. Any events which would cause the dissolution and winding up of the Company.

vii. Any formal minutes and resolutions of the Company not incorporated in the Operating Agreement.

(c) At least annually and reasonably soon after preparation of the annual financial statements, all Members shall be invited to a meeting in which the Manager shall review and discuss the financial statements and report upon the Company's financial condition and business. If so requested in writing, a Member shall be entitled to a copy of any financial information or statement that has been prepared for the Company.

Section 4.8 Confidential Information.

(a) Confidential Information – Non-disclosure. Each Member of the Company hereby agrees that, for the term of this Agreement and for a period of five (5) years after the termination of said Member's Membership or the termination of this Agreement, the Company's trade secrets, intellectual property ("IP"), including, but not limited to, research and development of products, process, and applications, financial information concerning the Company and information concerning the Company's projects and transactions shall constitute "Confidential Information" and shall remain confidential and shall not be disclosed to third parties except as provided in subsection (b) immediately below.

(b) Disclosure. Disclosure of said Confidential Information may be made to third parties by the Manager or by any of the Company's agents or employees, pursuant to a written Non-Disclosure Agreement ("NDA") and then only in the belief that such disclosure is reasonably necessary for the purposes of a subject project, transaction or the related business of the Company and only after a reasonable attempt has been made to secure the express consent of the Manager to such disclosure.

(c)   <u>Breach</u>.   Breach of the foregoing Nondisclosure provisions is hereby deemed irreparable and agreed by all parties signatory to this Operating Agreement to be substantial and material and to result in and cause substantial and material damage to the Company and to any Member directly affected by such disclosure.

ARTICLE 5
CAPITAL CONTRIBUTIONS, DISTRIBUTIONS, AND ACCOUNTS

Section 5.1   **<u>Capital Contributions and Distributions.</u>**

(a)   Contributions to the capital of the Company have heretofore been made by all Members. No further contributions to the capital of the Company shall be required of the Members, but, upon the appdroval of the Manager, further contributions to the capital of the Company may be made by Members.

(b)   The nature and amount of such capital contributions shall be accounted for in the financial records of the Company. This capital may be in the form of cash, property, services, or obligations.

(c)   If it is later determined that an asset contributed by a Member to the Company as a capital contribution was not properly valued in making allocations to his capital account as reflected in the books of account in the Company, the capital account of such Member shall be adjusted to reflect the appropriate fair market value.

(d)   Unless otherwise expressly authorized herein or by law, no Member shall be entitled to a return of any part of his capital contribution to the Company or to receive any capital distributions, including those attributed to net profit and net loss, except upon the written approval of Members owning in the aggregate eighty percent (80%) of the Membership Shares issued and outstanding (including treasury shares), or upon the termination of the Company, including the dissolution and a complete winding up of the Company, including the filing of a certificate of dissolution, cancellation, or termination of the Articles of Organization with the Secretary of State.

(e)   To enable Members to pay taxes on income of the Company that is taxable to the Members, the Company may elect to make cash distributions to each of the Members for each fiscal year in an amount to cover all or some of the Members' respective said tax obligations at times that coincide with the Member's obligation to pay said taxes. All distributions to Members for such tax purposes must be made to the Members in proportion to their allocable shares of taxable income of the Company for the fiscal year of distribution.

(f)   Unless otherwise prohibited by law or other provisions within this Agreement, no Member shall be personally liable for the return of capital contributions or additions to the capital account of another Member. All such returns or distributions shall be satisfied solely from the assets of the Company.

Section 5.2   Capital Accounts.

(a)   The Company shall establish a capital account in the name of each Member reflecting (a) each Member's investment (capital contribution) in the Company, (b) debits and credits to the capital account from profits and losses of the Company allocated to said Members account, and (c) withdrawals of money from his capital account by a Member. Each capital account shall be maintained in accordance with state and federal law, as well as generally accepted accounting principles.

(b)   Net profits and net losses of the Company for each fiscal year shall be allocated among the Members in proportion to their ownership interest in the Company.

(c)   The net profit or net loss of the company for each fiscal year will be determined according to the accounting principles employed in the preparation of the Company's federal income tax information return for that fiscal year. In computing net profit or net loss for allocation among Members, no special provision will be made for tax-exempt or partially exempt income of the Company, and all items of the Company's income, gain, loss, or deduction required to be separately stated under § 703(a) of the Internal Revenue Code will be included in the net profit or net loss of the Company.

(d)   Each Member's capital account shall be credited or debited for net profits or net losses of the Company in an amount equal to the ratio his ownership Units in the Company bear to the total Units issued and charged for distributions made from his capital account under the terms of this Agreement.

(e)   Allocations made for tax purposes under § 704(c) of the Internal Revenue Code solely for purposes of federal, state, and local income taxes will not affect, or in any way taken into account in computing any Member's capital account, or a Member's allocable share of net profits or net losses of the Company, or a Member's right to distributions.

(f)   Any distribution from the capital account of any Member, including distributions of profits, may be made only upon unanimous consent of the Membership. In making such distributions, the Members may consider any special circumstances of the Member(s) or the Company and may make disproportionate or no capital distributions among the Members upon agreed changes in the respective Share ownership of the Members that may occur due to the making of additional capital contributions. Such distributions can be approved only upon the written approval of Members owning in the aggregate eighty percent (80%) of the Membership Units issued and outstanding, including treasury stock. Reduction in a Member's number of Units can only occur upon the consent of that Member, regardless of distributions of capital or profits.

Section 5.3   Loans by or to Members.

Upon the written approval of the ManagerMembers owning in the aggregate eighty percent (80%) of the Membership Units issued and outstanding (including treasury stock), the Company may make loans to or borrow from any Member. No part of any loan made by a Member to the Company shall be considered a contribution to the Member's capital account, nor shall any loan made to a Member by the Company be considered a distribution from or decrease in that Member's capital account. Loans made to or received by the Company shall not affect the Company's profit and loss ratios.

Section 5.4   Interest.

No interest shall accrue or be paid to any Member on his capital contribution or capital account. Interest income on capital accounts shall accrue to the Company as earned income.

Section 5.5   Capital Account Deficits.

Any deficit (negative balance) in a Member's capital account, such as those that occur due to Company losses or permitted withdrawals, shall not become an obligation of that Member to the Company. If such a negative balance continues until termination and winding up of the Company, the Member shall not be responsible for paying an amount equal to such negative balance to the Company.

ARTICLE 6
COMPANY ACCOUNTING

Section 6.1   Fiscal Year.

The fiscal year of the Company will begin on the first day of January and end on the last day of December each year, unless otherwise determined by the Members.

Section 6.2   Income Tax Matters.

The Company elects to be taxed on income as a partnership.

Section 6.3   Deposits.

All funds of the Company will be deposited from time to time to the credit of the Company in the banks, trust companies or other depositories as determined by the Manager.

Section 6.4   Checks, Drafts, Etc.

All checks, drafts or other orders for the payment of money, and all notes or other evidence of indebtedness issued in the name of the Company will be signed by the Manager or by person(s) delegated by him.

Section 6.5   Accounting Method.

All financial records, e.g. financial statements, P&Ls, and statements of accounts, shall be kept according to generally accepted accounting principles.

Section 6.6   Financial Statements.

Financial statements of the Company shall be prepared at least quarterly. Such statements and the Company's annual income tax return shall be provided to each Member. The Company shall provide its Members with Internal Revenue K-1 schedules each year.

Section 6.7   Allocations on Contributed Property.

In accordance with Internal Revenue Code of 1986 (the "Code"), § 704(c), income, gains, losses, and deductions as to property contributed to the Company may be shared among the Members so as to take account of the variation between the basis of the property to the Company and its fair market value at the time of contribution.

Section 6.8   Tax Matters Member.

The Member with the largest interest in the company (greatest number of Units) shall be the tax matters Member as provided in IRS Code § 6231(a)(7) and, as such, shall be solely responsible for representing the Company in all dealings with the Internal Revenue Service, as well as any state, local, and foreign tax authorities. However, the tax matters Member shall keep the other members reasonably informed of Company dealings with any tax or governmental agency. If a tax matters Member resigns his position, the Members may, by majority vote, appoint a new tax matters Member.

ARTICLE 7

RESTRICTIONS ON TRANSFER AND DISPOSITION OF CLASS A SHARES

Section 7.1   **Voluntary Transfers of Class A Shares.**

(a)   No Member may sell, pledge, transfer, exchange, hypothecate, encumber, give, devise, assign or otherwise dispose of any interest in Class A Shares without complying with the provisions of SEC Rule 144 and obtaining the written approval of Members owning in the aggregate eighty percent (80%) of the issued and outstanding Class A Shares, including treasury Shares.

(b)   Before approving any such transfer of Units, the Members must ensure that the transfer will not create a substantial hardship for the Company, thereby threatening its capital structure or causing undesirable tax results. The Members must further ensure that any such transfer will not harm the relationships among the Members or the financial integrity or business operations of the Company. The Members must also ensure that any transferee must represent that he is receiving the transferred Units for his own investment and not with the intention of reselling or distributing it and that the transferee agrees in writing to be bound by the terms of this Agreement.

(c)   In addition to obtaining the written approval as above provided, a Member may transfer all, or any part of his Class A Shares to a Non-Member buyer ("third party buyer") only after first offering said Units to the Company in the following manner:

    i.   The Member must notify the Manager of the details of the offer he has received to purchase all or part of his Units, along with a statement of his Intent to sell, setting forth the terms of such sale;

    ii.   The Company shall have 60 days from the date of receiving the Notice of Intent to Sell, in which time to purchase all or some of the selling Member's Class A Shares being offered on the same terms and conditions as offered by the "third party buyer";

    iii.   If the Company fails to purchase some or all of the selling Member's Shares, they shall then be offered to the other Members on the same terms, conditions and closing as offered by the "third party buyer". If more than one Member desires to purchase all of the Shares, then the Shares shall be prorated among said Members desiring to so purchase Shares.

    iv.   If neither the Company nor any Member shall purchase all of the selling Member's Units, and, assuming all the necessary approvals have been obtained, the Member may sell his remaining Shares to the "third party buyer" who submitted the offer.

ARTICLE 8
GENERAL PROVISIONS

Section 8.1 **Whole Agreement.**

This Agreement constitutes the entire agreement by and among the parties and supersedes all prior understandings or agreements with respect to the matters provided for herein.

Section 8.2 **Binding Agreement.**

This Agreement is binding upon all the parties, their heirs, devisees, successors, legal representatives, and permitted assignees but shall not be deemed to be for the benefit of creditors.

Section 8.3 **Execution of Other Documents.**

Each of the parties to this Agreement agrees to execute any other documents reasonably required to fully perform the intent of this Agreement.

Section 8.4 **Amendment.**

This Agreement may be altered or amended only in writing upon the written approval of Members owning in the aggregate eighty percent (80%) of the Membership Units issued and outstanding, including treasury stock.

Section 8.5 **Cumulative Rights.**

Rights and remedies provided by this Agreement are cumulative and are not lost by a party's failure to exercise such rights and remedies.

Section 8.6 **Waiver.**

Any party who fails to seek redress for any violation of or to insist upon the strict performance of any provision of this Agreement does not thereby waive his or her right to assert that a later act of a similar nature is a violation of the terms of this Agreement.

Section 8.7 **Governing Law and Venue.**

This Agreement shall be governed by and subject to the laws of the State of Idaho and the venue shall be the courts located in Ada County, Idaho.

Section 8.8   **Attorney's Fees.**

In the event of any litigation arising out of this Agreement, between any of the parties hereto, their heirs, personal representatives, agents, successors or assigns, the prevailing party shall be entitled to recover costs and attorney's fees.

Section 8.9   **Counterparts.**

This Agreement shall be executed in one or more counterparts or signature pages and, even though all parties do not execute the same counterpart or signature page, each of the counterparts and signature pages shall be deemed to be an original as if it had been executed by all parties who sign at least one of the counterparts or signature pages. All such documents shall constitute a whole instrument binding on and reflecting the agreement of all the parties. Members shall be permitted to become parties to this Agreement by signing a "signature page" in a form approved and signed by the Manager(s).

Section 8.10   **Notices.**

Unless expressly provided otherwise in this Agreement, all waivers, requests, notices, consents, approvals, offers, acceptances, elections, certifications, objections or other official communications permitted or required by this Agreement shall be in writing, duly signed by the person making the official act or request, and delivered personally, or by U.S. mail, or by e-mail to the Member or company receiving the writing at the most current known address. Correspondence sent by U.S. mail shall be deemed to have been delivered on the third day after depositing the correspondence in the mail.

Section 8.11   **Severability.**

All provisions of this Agreement shall be severable. Any provision that, for any reason, is determined to be invalid shall not affect the validity of any other provision of the Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Operating Agreement effective on the date written above.

The undersigned:

The COMPANY: STICNSTAC, LLC

By: SNS Management, Inc., Manager

_____
By: William "Ned" Fowkes, Manager of
     SNS Management, Inc.

MEMBERS:

By: _____
    Harry Zuckerman, Individual Member

By: _____
    Gary Gintz and Lynn Gintz, jointly, Individual Members

By: _____
    Whitford Revocable Living Trust. William "Ned" Fowkes
    and Alice N. Whitford, Co-Trustees

By: _____
    Juneanne Gergen, Individual Member

By: _____
    Jeanette Rambo, Individual Member

By: _____
    Gene F. Williams, Individual Member

By: _____
    Jack and Karen Normandin, jointly, Individual Members

By: _____
    Valerian, LLC, by John L. Runft, Manager

By: _____

      Gerald and April Brown, jointly, Individual Members

By: _____

      Margo Calahan, and Guido Giuntini, jointly, Individual Members

By: _____

      Leonard Tumidalsky, Individual Member

By: _____

      Buena Vista Ventures, LLC, by Edward Dindinger, Manager

By: _____

      IAK Holdings, LLC, Larsen Kohler, Manager

BYLAWS OF SNS MANAGEMENT, INC.

ARTICLE 1

PURPOSE, LOCATION, AND OFFICES

Section 1.01 **Purpose and Function.** This corporation is a special purpose vehicle ("SPV"), whose limited function is to serve as the manager of SticNstac, LLC, an Idaho limited liability company. The corporation in its sole discretion may enter into a management agreement with SticNstac, LLC, to fulfill this function.

Section 1.02 **Registered Office.** The registered office of the corporation required by the Idaho Business Corporation Act ("IBCA") to be continuously maintained in the state of Idaho is 1020 West Main St., Ste 420, Boise, Idaho 83702 and may also be the same as any of its principal places of business in the state of Idaho. In any case, the corporation's registered office shall be the business office of the registered agent required by the IBCA to be continuously maintained in the state of Idaho. The address of the registered office may be changed from time to time by the Board of Directors or the President of the corporation by delivering a statement to the Idaho Secretary of State containing the information acquired by the IBCA or by indicating such change in the annual report required by the IBCA to be filed with the Secretary of State.

Section 1.03 **Principal Office; Other Offices.** The corporation's office and principal place of business in Boise, Idaho, and other corporate offices may be established at such other both within and without the state of Idaho, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE 2

SHAREHOLDERS' MEETINGS

Section 2.01 **Place of Meetings.** The Board of Directors may designate any place, either within or without the state of Idaho, as the place of meeting for any annual meeting or for any special meeting of shareholders called by or at the direction of the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the state of Idaho, as the place for the holding of such meeting. If no place is designated by the Board of Directors or if a special meeting be called otherwise than by or at the direction of the Board of Directors, the place of meeting shall be the principal office of the corporation.

Section 2.02 **Annual Meetings.** The annual meeting of the shareholders of the corporation shall be held on the first Saturday of the month of March in each year at the hour of 10:00 A.M. or on such other date and at such other time which may from time to time be designated by the Board of Directors, for the purpose of electing Directors and for the transaction of such other business as may properly come before the meeting and in the manner ser forth in the IBCA. The failure to hold an annual meeting at the time stated or otherwise designated as provided herein shall not affect the validity of any corporate action, and the officers and directors previously appointed shall continue to hold office until an annual meeting is held and elections for officers and directors duly held.

Section 2.03 Special Meetings. Special meetings of the shareholders of the corporation may be called at any time, for any purpose or purposes, by the Board of Directors or the President of the corporation or by the holders of at least twenty-five (25) percent of the votes entitled to be cast at any such meeting. Any shareholder or director may cause the agenda for such a meeting to contain any issue proposed to be considered at the meeting, provided that such shareholder or director sign, date, and deliver to the corporation one or more written proposed issues or purposes for the meeting.

Section 2.04 Notice of Meetings. The corporation shall notify shareholders of the date, time, and place of each annual meeting with the standard agenda as required under the IBCA, and any special items requested by any director or shareholder. For special shareholders' meetings, other than a general status meeting, the Notice must include a description of any proposed agenda issues requested as provided in Section 2.03. Unless waived by all shareholders in writing, said Notice must be given for the annual meeting no fewer than ten (10) nor more than sixty (60) days before the annual meeting date, and for a special meeting no fewer than three (3) nor more than twenty-one (21) days before the special meeting date. Unless waived in writing, as signed in the minutes of the meeting or otherwise, notice may be given by e-mail, telegram, U.S. mail, or receipted courier or receipted hand delivery. Notice of telephonic special meetings may be subsequently waived by written mutual consent of all shareholders. Any meeting of shareholders at which a quorum is present, whether annual or special, may be adjourned from time to time by the vote of a majority of the votes entitled to be cast at the meeting. Said adjournment may be final, or adjourned to a different date for which a new Notice must be sent to the shareholders.

Section 2.05 Quorum and Waiver of Notice.

(1) Quorum. Unless the IBCA or the Articles of Incorporation impose a greater requirement, a majority of the votes represented by all outstanding shares of stock, represented in person or by proxy, entitled to be cast on a matter shall constitute a quorum.

(2) Waiver. Notice of any meeting of shareholders may be waived in writing, signed by the person entitled to notice thereof and delivered to the corporation for inclusion in the corporate minutes or filing with the corporate records, either before or after the date and time stated in the notice. A shareholder's attendance at a meeting waives objection to lack of notice or defective notice of the meeting unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and further waives objection to consideration of a particular matter at the meeting that is not within the purpose of purposes described in the meeting notice unless the shareholder objects to considering the matter when it is presented. Any shareholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice hereof had been given.

Section 2.06 <u>Voting Rights (Non-Cumulative Voting)</u>. Only shares are entitled to vote at the rate of one (1) vote per share by shareholders in whose names shares stand on the stock records of the corporation on the record date shall be entitled to vote on any matter. Shareholders shall have no right to cumulate their votes for Directors. The corporation is not entitled to vote treasury shares; provided, however, this provision does not limit the power of the corporation to vote shares, including its own shares, held by it in a fiduciary capacity.

Section 2.07 <u>Proxies</u>. At all meetings of shareholders, a shareholder may vote either in person or by proxy. A shareholder may appoint a proxy to vote or otherwise act for the shareholder by signing an appointment form or by an electronic transmission, either personally or by the shareholder's attorney-in-fact. The electronic transmission must contain or be accompanied by information from which one can reasonably verify that the shareholder, the shareholder's agent, or the shareholder's attorney-in-fact authorized the transmission. An appointment of proxy is effective upon receipt, before or at the time of the meeting, by the Inspector of Elections or the officer or agent of the corporation authorized to tabulate votes. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the appointment form. An appointment of a proxy is revocable unless the appointment form or electronic transmission conspicuously states that it is irrevocable and the appointment is coupled with an interest as defined in the IBCA. The death or incapacity of the shareholder appointing a proxy does not affect the right of the corporation to accept the proxy's authority unless notice of the death or incapacity is received by the Inspector of Elections or the officer or agent of the corporation authorized to tabulate votes before the proxy exercises the proxy's authority under the appointment. An irrevocable proxy is revoked when the interest with which it is coupled is extinguished. Subject to any express limitation on the proxy's authority stated in the appointment form or electronic transmission, the corporation is entitled to accept the proxy's vote or other action as that of the shareholder making the appointment.

Section 2.08 <u>Conduct of Meeting</u>. At every meeting of shareholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, the most senior Vice President present, or in the absence of any such officer, a chairman of the meeting chosen by a majority in interest of the shareholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary or, in the Secretary's absence, an assistant Secretary directed to do so by the President, shall act as Secretary of the meeting.

Section 2.09 <u>Action Without Meeting</u>. Action required or permitted by IBCA to be taken at a shareholders' meeting may be taken by written consent of the shareholders without a meeting if the action is taken by all the shareholders entitled to vote on the action. Such written consents must contain an Effective Date to which all shareholders will be bound upon their signatures to such consent and delivered to the corporation for inclusion in the minutes or filing with the corporate records. A consent signed under this section has the effect of a meeting vote and may be described as such in any document.

ARTICLE 3

DIRECTORS

Section 3.01 **Powers**. All corporate powers shall be exercised by or under the authority, and the business and affairs of the corporation shall be managed by or under the direction, of the Board of Directors, subject to any limitations set forth in the Articles of Incorporation or any agreement authorized under the IBCA.

Section 3.02 **Variable Range-Size Board; Qualifications**. The number of Directors presently authorized is one (1). The authorized number of Directors of the corporation may range between one (1) and five (5); and the number of Directors may be increased or decreased (but not fewer than one (1)) from time to time by amendment to or in the manner provided by law or in these Bylaws. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director. A Director need not be a resident of the state of Idaho or a shareholder of the corporation unless so required by the Articles of Incorporation. If for any cause the Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the shareholders called for that purpose in the manner provided by law or in these Bylaws.

Section 3.03 **Nomination of Directors**. Nominations of persons for election to the Board of Directors of this corporation shall be made at the annual meeting of shareholders and may be made at such meeting by or at the direction of the Board of Directors, by any nominating committee or person appointed by the Board of Directors, or by any shareholder of the corporation entitled to vote for the election of Directors at the meeting.

Section 3.04 **Term**. The terms of the initial Directors shall expire at the first shareholders' meeting at which Directors are elected. Directors are elected at the first annual meeting of shareholders and at each annual meeting thereafter. Each Director shall serve until the next annual meeting of shareholders and thereafter, despite the expiration of the Director's term, until the Director's successor is duly elected and qualifies, or until there is a decrease in the number of Directors, or until the Director's earlier death, resignation, or removal.

Section 3.05 **Resignation**. A Director may resign at any time by delivering written notice to the Board of Directors, its chairman, or the corporation. A resignation is

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effective when the notice is delivered unless the notice specifies a later effective date, in which event the resignation shall become effective at such later time. Unless specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective.

Section 3.06 Removal.   The shareholders may remove one (1) or more Directors with or without cause only if the number of votes cast to remove the Director exceeds the number of votes cast not to remove the Director at a meeting of shareholders where a quorum is present. A Director may be removed by the shareholders only at a meeting called for the purpose of removing the Director; and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the Director.

Section 3.07 Newly Created Directorships and Vacancies. Newly created Directorships resulting from any increase in the number of Directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal, or other cause, may be filled by the affirmative vote of a majority of the remaining Directors then in office, even if they constitute fewer than a quorum of the authorized Board of Directors. If there are no Directors to so act, then the office may be filled by the shareholders. A Director elected to fill a vacancy shall be elected for the unexpired term of the Director's predecessor in office.

Section 3.08 Meetings.

(1)   Annual Meetings. The annual meeting of the newly elected Board of Directors shall be held immediately after the annual meeting of shareholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary; and such meeting shall be held for the purpose of electing the Officers of the corporation and transacting such other business as may lawfully come before it.

(2)   Notice and Place of Annual, Regular, and Special Meetings. Regular and special meetings of the Board of Directors, or of any committee designated by the Board, may be held at any place within or without the state of Idaho upon the same Notice requirements as provided for meetings of shareholder, subject to the following provisions regarding meetings of Directors. The Board of Directors may provide, by resolution, the date, time, and place, either within or without the state of Idaho, for the holding of regular meetings without notice.   Neither the business to be transacted at nor the purpose(s) of any regular or special meetings of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

(3)   Telephone Meetings. Unless the Articles of Incorporation provide otherwise, any member of the Board of Directors, or of any committee thereof, may participate in a regular or special meeting by, or conduct the meeting through the uses of, any means of conference telephone or similar communications equipment by which all Directors participating in the meeting may simultaneously hear each other during the meeting. A Director participating in a meeting by such means is deemed to be present in person at such meeting. Such a meeting and resolutions adopted shall be deemed to be a meeting of the Board of Directors, as distinguished from a discussion among the directors, at such time as minutes of the meeting are signed or waived in writing by a majority of the quorum of the directors.

(4)   Waiver of Notice.   A Director may waive any notice required by the IBCA, the Articles of Incorporation, or these Bylaws at any time before or after the date and time stated in the notice. Except as otherwise provided hereinbelow, such waiver must be signed by the Director and filed with the minutes or corporate records. The attendance of a Director at or participation in a meeting shall constitute a waiver of notice of such meeting unless the Director, at the beginning of the meeting or promptly upon the Director's arrival, objects to holding the meeting or transacting any business at the meeting and does not thereafter vote for or assent to any action taken at the meeting.

Section 3.09   Quorum and Voting.

(1)   Quorum.   Unless the Articles of Incorporation or these Bylaws require a greater number or unless otherwise specifically provided by the IBCA, a quorum of the Board of Directors consists of a majority of the Directors in office immediately before the meeting begins.

(2)   Majority Vote.   If a quorum is present when a vote is taken, the affirmative vote of the majority of the Directors present shall be the act of the Board of Directors, unless the Articles of Incorporation or these Bylaws require the vote of a greater number of Directors.

(3)   Deemed Assent.   A Director of the corporation who is present at a meeting of the Board of Directors (or any committee thereof) at which action on any corporate matter is taken is deemed to have assented to the action taken unless: the Director objects at the beginning of the meeting or promptly upon the Director's arrival to holding it or transacting business at the meeting, the Director's dissent or abstention from the action taken is entered in the minutes of the meeting, or the Director delivers written notice of the Director's dissent or abstention to the presiding officer of the meeting before its adjournment or to the corporation immediately after the adjournment of the meeting. Such right to dissent is not available to a Director who voted in favor of the action taken.

Section 3.10   Consent Action Without a Meeting.   Unless otherwise provided by the Articles of Incorporation or these Bylaws, any action required or permitted by the IBCA to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if the action is taken by all members of the Board if each Director signs a consent describing the action to be taken and delivers it to the corporation. Action taken under this section is the act of the Board of Directors when one or more consents signed by all Directors are delivered to the corporation. The consent may specify the time at which the action taken is to be effective. A Director's consent may be withdrawn by a revocation signed by the Director and delivered to the corporation prior to the delivery to the corporation of unrevoked written consents signed by all of the Directors. A consent signed under this section has the effect of action taken at a meeting of the Board of Directors and may be described as such in any document.

Section 3.11 **Fees and Compensation**. Unless the Articles of Incorporation provide otherwise, the Board of Directors may fix the compensation of Directors. Such compensation may include a fixed fee or salary payable in cash or the corporation's stock or any combination thereof, with or without expenses of attendance, for serving on the Board of Directors and attendance at each meeting of the Board of Directors and at each meeting of any committee of the Board of Directors. Nothing herein contained shall be construed to preclude any Director from serving the corporation in any other capacity as an officer, agent, consultant, employee, or otherwise and receiving compensation therefor. Any arrangement for compensation as above provided shall be set forth in a resolution of the Board of Directors and placed in the minutes of the corporation along with any contract or agreement regarding such arrangements.

Section 3.12 **Standards for Directors**. Each member of the Board of Directors, when discharging the duties of a Director, shall act in good faith as a fiduciary in a manner the Director reasonably believes to be in the best interests of the corporation. In this respect, the primary purpose for the formation of this corporation and its fiduciary function must be borne in mind; namely the management of SticNstac, LLC, an Idaho limited liability company. The members of the Board of Directors or a committee of the Board, when becoming informed in connection with their decision-making function or devoting attention to their oversight function, shall discharge their duties with the care that a person in a like position would reasonably believe appropriate under similar circumstances. In discharging Board or committee duties, a Director who does not have knowledge that makes reliance unwarranted is entitled to rely on the performance by any of the persons specified in subsection (1) or (2) below to whom the Board may have delegated, formally or informally by course of conduct, the authority or duty to perform one or more of the Board's functions that are delegable under applicable law.

(1) **Authorized Corporate Employees**. One or more officers or employees of the corporation whom the Director reasonably believes to be reliable and competent in the functions performed or the information, opinion, reports, or statements provided.

(2) **Professional Agents**. Legal counsel, public accountants, or other persons certified in licensed or legally recognized professions and / or persons having attained academic degrees or distinction awarded by accredited institutions of higher learning, such as colleges and universities, that are retained by the corporation, as to matters involving skills or expertise the Director reasonably believes are within the particular person's professional or expert competence.

ARTICLE 4

OFFICERS

Section 4.01 Offices Designated. The offices of the corporation consist of a President, a Secretary, and a Treasurer, each of whom shall be designated by the Board of Directors in accordance with these Bylaws. The Board of Directors or the President may appoint such other officers or assistant officers as may be deemed necessary or desirable. The same individual may simultaneously hold more than one office.

Section 4.02 Tenure and Duties of Officers.

(1) Term of Office. Each officer shall hold office at the pleasure of the Board of Directors or until death, resignation, or removal. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(2) The President. The President shall be the principal executive officer of the corporation and subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the corporation. If so, authorized by the Board of Directors, the President may appoint such other officers or assistant officers as the President deems appropriate to the conduct of the corporation's business. The President shall, when present, preside at all meetings of the shareholders and of the Board of Directors. The President may sign, with the Secretary or any other proper officer of the corporation authorized by the Board of Directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general the President shall perform all duties commonly incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

(3) The Vice President. In the absence of the President or in the event of the President's removal, resignation, death, or inability or refusal to act, the Vice President (or in the event there is more than one Vice President, the Vice Presidents in the order designated by board resolution at the time of their election, or in the absence of any designation, then in the order of their election) shall perform the duties of the President and, when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or an assistant Secretary, certificates for shares of the corporation; and the Vice President shall perform other duties commonly incident to the office of Vice President and such other duties as from time to time may be assigned to the Vice President by the President or by the Board of Directors.

(4) The Secretary. The Secretary shall: (i) attend all formal meetings of the Board of Directors, as distinguished from other meetings by the members, and keep the minutes of all the Board meetings at which resolutions are adopted by the Board and other formal proceedings of the shareholders and of the Board of Directors in one or more books provided for that purpose; (ii) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (iii) be custodian of and responsible for maintenance and authentication of the corporate records as required to be kept pursuant to the Idaho Code; (iv) keep a register of the address of each shareholder which shall be furnished to the Secretary by such shareholders; (v) sign, with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (vi) have general charge of the stock ledger of the corporation; and (vii) in general perform all duties commonly incident to the office of Secretary and such other duties as from time to time may be assigned to the Secretary by the President or by the Board of Directors.

(5) **The Treasurer**. The Treasurer shall: (i) have charge and custody of and be responsible for all funds and securities of the corporation; (ii) receive and give receipts for monies due and payable to the corporation from any source whatsoever, and deposit all such monies in the name of the corporation in such banks, trust companies, or other depositories as shall be selected in accordance with these Bylaws; and (iii) in general perform all of the duties commonly incident to the office of Treasurer and such other duties as from time to time may be assigned to the Treasurer by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of the duties in such sum and with such surety or sureties as the Board of Directors shall determine.

(6) **Assistant Secretaries and Assistant Treasurers**. The assistant secretaries, when authorized by the Board of Directors, may sign with the President or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The assistant secretaries and Treasurers, in general, shall perform such duties as shall be assigned to them by the Secretary, Treasurer, President, or Board of Directors.

Section 4.03 Resignations. Any officer may resign at any time by delivering written notice to the corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective time, in which event the resignation shall become effective at such later time, and the acceptance of any such resignation shall not be necessary to make it effective.

Section 4.04 Removal. An officer may be removed at any time with or without cause by the Board of Directors or any other officer, if authorized by the Board. An officer's removal does not affect the officer's contract rights, if any, with the corporation. An officer's resignation does not affect the corporation's contracts, if any, with the officer.

Section 4.05 Compensation. The compensation of the officers shall be fixed from time to time by the Board of Directors. No officer shall be prevented from receiving such compensation by reason of the fact that such officer is also a Director of the corporation.

Section 4.06 Standards of Conduct.

(1) **Performance**. An officer when performing in such capacity, shall act:

    (i)   in good faith;

    (ii)   with the care that a person in a like position would reasonably exercise under similar circumstances; and

    (iii)   in a manner the officer reasonably believes to be in the best interests of the corporation and its function as a special purpose vehicle ("SPV") for the management of SticNstac, LLC, an Idaho limited liability company.

(2) **Reliance**. In discharging those duties an officer who does not have knowledge that makes reliance unwarranted is entitled to rely on:

    (i)   the performance of properly delegated responsibilities by one or more employees of the corporation whom the officer reasonably believes to be reliable and competent in performing the responsibilities delegated; or

    (ii)   information, opinions, reports, or statements, including financial statements and other financial data, prepared, or presented by one or more employees of the corporation whom the officer reasonably believes to be competent in the matters presented or by legal counsel, public accountants, or other persons retained by the corporation as to matters involving skill or expertise the officer reasonably believes are matters (i) within the person's professional or expert competence; or, (ii) as to which that particular person merits confidence.

(3) **Nonliability**. An officer shall not be liable to the corporation or its shareholders for any decision to take, or not to take action, or any failure to take action, as an officer, if the duties of the office are performed in compliance with this section. Whether an officer who does not comply with this section shall have liability will depend in such instance on applicable law.

ARTICLE 5

SHARES OF STOCK, SECURITIES, AND OBLIGATIONS

Section 5.01 Form and Execution of Certificates. Certificates representing shares of the corporation shall be in such form as shall be determined by the Board of Directors. At a minimum each share certificate must state on its face: (a) the name of the corporation and that it is organized under the law of the state of Idaho; (b) the name of the person to whom the certificate is issued; and (c) the number and class of shares and

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the designation of the series, if any, the certificate represents. Share certificates shall be signed by the President or a Vice President and by the Secretary or an assistant Secretary and may be sealed with the corporate seal or a facsimile thereof. The signatures of such an officer upon a share certificate may be a facsimile. If the person who signed, either manually or in facsimile, a share certificate no longer holds office when the certificate is issued, the certificate is nevertheless valid.

Section 5.02 Lost Certificates. The corporation may issue a new share certificate in place of any certificate theretofore issued by the corporation alleged to have been lost, stolen, destroyed, or mutilated; and the corporation may require the owner of such lost, stolen, destroyed, or mutilated certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against the corporation on account of the alleged loss, theft, destruction, or mutilation of any such certificate or the issuance of such new certificate.

Section 5.03 Transfers. Each share certificate shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be cancelled; and, except as provided herein or as authorized by the Board of Directors, no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled. Transfer of record of shares of stock of the corporation shall be made only on the stock transfer books of the corporation by the holder of record or by the holder's legal representative, who shall furnish proper evidence of authority to transfer, or by the holder's attorney authorized by power of attorney duly executed and filed with the Secretary of the corporation, and on surrender for cancellation of a properly endorsed certificate or certificates for a like number of shares.

Section 5.04 Issuance, Transfer, and Registration of Shares.

(1) Issuance. The Board of Directors may authorize shares to be issued for consideration consisting of any tangible or intangible property, including cash, promissory notes, services performed, or other securities of the corporation.

(2) Purchase. The Board of Directors may authorize rights, options, or warrants for the purchase of shares or other securities of the corporation after determining: (a) the terms upon which the rights, options, or warrants are issued, and (b) the terms, including the consideration for which the shares or other securities are to be issued. The authorization of the Board of Directors for the corporation to issue such rights, options, or warrants shall then constitute authorization of the issuance of the shares or other securities for which the rights, options, or warrants are exercisable.

(3) Consideration. Before the corporation issues shares, the Board of Directors must determine that the consideration received or to be received for shares to be issued is adequate.

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(4) **Escrow**.   The corporation may place in escrow shares issued for a promissory note or make other arrangements to restrict the transfer of the shares and may credit distributions in respect of the shares against their purchase price, until the note is paid.   If the note is not paid, the shares escrowed or restricted and the distributions credited may be canceled in whole or part.

(5) **Rules and Regulations**. The Board of Directors may make such rules and regulations, not inconsistent with law or with these Bylaws, as it may deem advisable concerning the issuance, transfer, and registration of certificates for shares of stock of the corporation.   The Board of Directors may appoint a transfer agent or registrar of transfers, or both, and may require all certificates for shares of the corporation to bear the signature of either or both.

(6) **No Dividends and Avoidance of Shareholder Approval**.   Unless and until these By Laws are amended to the contrary, other than issuance of its common stock as above provided, this corporation will not issue dividends, options, warrants, rights or other securities, for any reason, except as, may be necessary to fulfill its obligations as manager of SticNstac, LLC, e.g. performance bonds.

Section 5.05 **Designation of a Transfer Agent.** The board of directors may appoint and designate a professional transfer agency to keep the corporate stock ledger, maintain all records related to corporation's stock, and issue the stock of the corporation as directed by the board of directors.

Section 5.06 **Execution of Corporate Instruments**.

(1) **Authorization.** The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign the corporation's name on behalf of the corporation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws; and such execution or signature shall be binding upon the corporation.   Authorization granted to any person may be general or confined to specific instances.

(2) **Instruments Of Obligation**.   Unless otherwise specifically determined by the Board of Directors or otherwise required by law, promissory note, loan, deed of trust, mortgage, or other evidence of indebtedness of the corporation, any certificates of shares of stock owned by the corporation shall be executed, signed, or endorsed by the President or any Vice President and by the Secretary or Treasurer or any assistant Secretary or assistant Treasurer.   All other instruments and documents requiring the corporate signature may be executed as aforesaid or in such manner as may be directed by the Board of Directors.

Section 5.07 **Deposits and Checks**.   All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies, securities brokerage firms, or other depositories as the Board of

Directors may select. All checks and drafts drawn on banks or other depositories on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize to do so. Such authorization may be general or confined to specific instances.

ARTICLE 6

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 6.01 Scope of Indemnification. The corporation may indemnify and advance funds to or for the benefit of the Directors and officers of the corporation to the fullest extent permitted by the IBCA, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than the IBCA permitted the corporation to provide prior to such amendment).

Section 6.02 Mandatory Indemnification of Directors. The corporation shall indemnify a Director who was wholly successful, on the merits or otherwise, in the defense of any legal proceeding to which the Director was a party because the individual was a Director of the corporation against reasonable expenses incurred by the Director in connection with the legal proceeding.

Section 6.03 Further Indemnification of Directors.

(1) Allowed Indemnification. Except as otherwise provided in this Section, the corporation shall indemnify an individual who is a party to a legal proceeding because the individual is a Director against liability incurred in the proceeding if:

> (a) the Director's conduct was in good faith and the Director reasonably believed:
>
>> (i) in case of conduct in the Director's official capacity, that the Director's conduct was in the best interests of the corporation; and
>>
>> (ii) in all cases, that the Director's conduct was at least not opposed to the best interests of the corporation; and
>
> (b) in the case of any criminal proceeding, the Director had no reasonable cause to believe the conduct was unlawful; or
>
> (c) the Director engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the Articles of Incorporation.

(2) **Indemnification for Best Interests of Plan Participants**. A Director's conduct with respect to an employee plan for a purpose the Director reasonably believed to be in the best interests of the participants in and the beneficiary of the plan is conduct that satisfies the requirement of subsection (1) immediately above.

(3) **Termination of Proceeding**. The termination of a legal proceeding by judgment, order, settlement, or conviction or upon a plea of *nolo contendere* or its equivalent is not, of itself, determinative that the Director did not meet the relevant standard of conduct described in this section.

(4) **Disallowed Indemnification**. Unless ordered by a court under IBCA, the corporation may not indemnify a director:

      (a)   in connection with a legal proceeding by or in the right of the corporation ("in rem"), except for reasonable expenses incurred in connection with the proceedings if it is determined that the Director has met the relevant standard of conduct under subsection (1) of this section; or

      (b)   in connection with any legal proceeding with respect to conduct for which a Director was adjudged liable on the basis that the Director received a financial benefit to which the Director was not entitled, whether or not involving action in the Director's official capacity.

Section 6.04 **Advance for Expenses.**

(1) **Reimbursement and Reasonable Expenses**. The corporation shall, before final disposition of a legal proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by a Director who is a party to a proceeding if the Director delivers to the corporation:

      (i)   a written affirmation of the Director's good faith belief that the Director has met the relevant standard of conduct described in this Section or that the legal proceeding involves conduct for which liability has been eliminated under a provision of the Articles of Incorporation.

      (ii)   the Director's written undertaking to repay any funds advanced if the Director is not entitled to mandatory indemnification under this Section and it is ultimately determined pursuant to applicable provisions of the Idaho Code or of these Bylaws that he has not met the relevant standard of conduct.

(2) **Requirement of General Obligation**. The undertaking required by Section 604(1)(ii) of this section must be a general obligation of the Director but need not be secured and may be accepted without reference to the financial ability of the Director to make repayment.

Section 6.05 Determination of Indemnification.

(1) **Advancements if Party to Proceeding**. The corporation may not indemnify a Director under this unless a determination has been made that indemnification of the Director is permissible because the Director has met the relevant standard of conduct set forth this Section 6.

(2) **Criteria for Determination**. The determination shall be made:

    (a)   if there are two (2) or more disinterested Directors, by the Board of Directors by a majority vote of all the disinterested Directors (a majority of whom shall for such purpose constitute a quorum), or by a majority of the members of a committee of two (2) or more disinterested Directors appointed by such vote;

    (b)   by special legal counsel:

        (i)   selected in the manner prescribed in subdivision (a) of this subsection; or

        (ii)   if there are fewer than two (2) disinterested Directors, selected by the Board of Directors (in which selection Directors who do not qualify as disinterested Directors may participate); or

    (c)   by the shareholders, but shares owned by or voted under the control of a Director who at the time does not qualify as a disinterested Director may not be voted on the determination.

Section 6.06 Indemnification of Officers.

(1) **Indemnification and Advancement of Expenses to Officer**. The corporation may indemnify and advance expenses to an officer of the corporation who is a party to a legal proceeding because the individual is an officer of the corporation:

    (a)   to the same extent as a Director; and

    (b)   if the individual is an officer but not a Director, to such further extent as may be provided by the Articles of Incorporation, a resolution of the Board of Directors, or contract except for:

        (i)   liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding, or

        (ii)   liability arising out of conduct that constitutes

(A)   receipt by the officer of a financial benefit to which the officer is not entitled,

(B)   an intentional infliction of harm on the corporation or the shareholders, or

(C)   an intentional violation of criminal law.

(2)   Officer Who Is Director and Party to Proceeding. The provisions of subsection (1)(b) of this section shall apply to an officer who is also a Director if the basis on which the officer is made a party to the proceeding is an act or omission solely as an officer.

(3)   Mandatory Statutory Indemnification. An officer of the corporation who is not a Director is entitled to mandatory indemnification under Section 6.02 and may apply to a court pursuant to provisions therefor in the Idaho Code for indemnification or an advance for expenses, in each case to the same extent to which a Director may be entitled to indemnification or advance for expenses under those provisions.

Section 6.07   Insurance. The corporation may purchase and maintain insurance on behalf of an individual who is a Director or officer of the corporation, or who, while a Director or officer of the corporation, serves at the corporation's request as a Director, officer, partner, trustee, employee, or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan, or other entity, against liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a Director or officer, whether or not the corporation would have power to indemnify or advance expenses to the individual against such liability.

Section 6.08   Definitions. The following terms as used in this Section 9 shall be defined as follows:

(1)   "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger.

(2)   "Director" or "officer" means an individual who is or was a Director or officer, respectively, of the corporation or who, while a Director or officer of the corporation, is or was serving at the corporation's request as a Director, officer, partner, trustee, employee, or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan, or other entity. A Director or officer is considered to be serving an employee benefit plan at the corporation's request if the Director or officer's duties to the corporation also impose duties on or otherwise involve services by the Director or officer to the plan or to participants in or beneficiaries of the plan. "Director" or "officer" includes, unless the context requires otherwise, the estate or personal representative of a Director or officer.

(3) "Disinterested Director" means a Director who at the time of a vote or selection referenced in Section 6.05(2) is not:

(a) a party to the proceeding, or

(b) an individual having a familial, financial, professional, or employment relationship with the Director whose indemnification or advance for expenses is the subject of the decision being made, which relationship would, in the circumstances, reasonably be expected to exert an influence on the Director's judgment when voting on the decision being made.

(4) "Expenses" include counsel fees.

(5) "Liability" means the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan or reasonable expenses incurred with respect to a proceeding.

(6) "Official capacity" means:

(a) when used with respect to a Director, the office of Director in the corporation; and

(b) when used with respect to an officer, as contemplated in Section 6.06, the office in the corporation held by the officer.

"Official capacity" does not include service for any other domestic or foreign corporation or any partnership, joint venture, trust, employee benefit plan, or other entity.

(7) "Party" means an individual who was, is, or is threatened to be made a defendant or respondent in a proceeding.

(8) "Proceeding" means any threatened, pending, or completed action or suit whether civil, criminal, administrative, arbitrative, or investigative and whether formal or informal.

Section 6.09 **Amendments**. Any repeal or modification of this Article 6 shall only be prospective and shall not affect the rights under this Article 6 in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any Director or officer.

Section 6.10 **Saving Clause**. If this Article 6 of these Bylaws or any portion shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each Director and may nevertheless indemnify each officer to the full extent permitted by any applicable portion of this Article 6 that shall not have been invalidated, or by any other applicable law.

ARTICLE 7

SALE OF STOCK

Section 7.01   Sale Of Stock of Corporation.

(1)   Restriction On Sale of Stock. No assignment, encumbrance, or sale of the stock of this corporation, SNS Management, Inc., shall be made by any shareholder or the heirs, executors, administrators, or assigns of any shareholder to any person(s) or entity ("prospective purchaser"), except to this corporation, SNS Management, Inc., or if the corporation for any reason declines or is unable to purchase said stock, then, in that event, any shareholder or group of shareholders may purchase said stock. Under no circumstances shall the purchase price for the stock of any shareholder exceed the sum of Ten Dollars ($10.00).

(2)   Right of Corporation to Purchase Stock Upon Death of Shareholder. In the event of the death of any shareholder, the corporation, or its assignee, shall have the absolute right to purchase the deceased shareholder's stock in this corporation for the sum of Ten Dollars ($10.00).

Section 7.02   Stock Transfer Restrictions. Each certificate of stock of the corporation shall have the following legends conspicuously typewritten or printed upon its face:

> "The stock represented by this certificate is subject to restrictions on transferability under Article 7 of the Bylaws of the corporation. The securities represented hereby have not been registered under the Securities Act of 1933 or any State Securities Act. Any transfer of such securities will be invalid unless a registration statement under said Act(s) is in effect as to such transfer or in the opinion of counsel for the company such registration is unnecessary in order for such transfer to comply with said Act(s)."

ARTICLE 8

RECORDS AND REPORTS

Section 8.01   Corporate Records. The corporation shall keep a copy of the following records at its principal office in written form or in another form capable of conversion into written form within a reasonable time :

(1) **Articles**. Its Articles or Restated Articles of Incorporation, all amendments to them currently in effect;

(2) **Bylaws**. Its Bylaws or Restated Bylaws and all amendments to them currently in effect;

(3) **Minutes**. The corporation shall keep as permanent records minutes of all meetings and resolutions of its shareholders and Board of Directors, as above required.

(4) **Accounting Records**. The corporation shall maintain appropriate accounting records for at least three (3) years.

(5) **List of Shareholders**. The corporation or its agent shall maintain a record of its shareholders, in a form that permits preparation of a list of the names and addresses of all shareholders, in alphabetical order by class of shares showing the number and class of shares held by each.

(4) **List of Officers and Directors.** A list of the names and business addresses of its current Directors and officers; and,

(5) **Current Annual Report.** The corporation's most recent annual report delivered to the Secretary of State.

Section 8.02 **Inspection of Records by Shareholders and Directors**. In addition to the rights of a shareholder provided in these Bylaws, shareholders shall have the following rights:

(1) **Shareholder**. A shareholder of the corporation or his agent is entitled to inspect and copy, during regular business hours at the corporation's principal office, any of the above referenced records of the corporation if the shareholder gives the corporation written notice of the shareholder's demand at least five (5) business days before the date on which the shareholder wishes to inspect and / or copy such records, including copies through an electronic transmission if available and so requested by the shareholder..

(2) **Director.** A Director of the corporation or his agent is entitled to inspect and / or copy the books, records, and documents of the corporation at any reasonable time, including copies through an electronic transmission if available and so requested by the shareholder..

(3) **Reasonable Charge**. The corporation may impose a reasonable charge, covering the costs of labor and material, for copies of any documents provided to the shareholder. The charge may not exceed the estimated cost of production, reproduction, or transmission of the records.

Section 8.03 **Fiscal Year**. The fiscal year of the corporation shall be the calendar year and shall begin on the first day of January and end on the 31st day of December in each year.

ARTICLE 9

AMENDMENT, INTERPRETATION.

Section 9.01 Amendment by Board of Directors or Shareholders.

(1)   **Amendment or Repeal by Shareholders**. The corporation's shareholders may amend or repeal these Bylaws.

(2)   **Amendment or Repeal by Directors**.   The Board of Directors may amend or repeal these Bylaws unless, the shareholders in amending or repealing or adopting a bylaw expressly provide that the Board of Directors may not amend, repeal, or reinstate that bylaw.

Section 9.02 **Notices.** Written Notice of any amendmen of these Bylaws must be given to each shareholder and each director. Notice by electronic transmission is written notice.

Section 9.03 **Interpretation; Severability**. In the event any provision of these Bylaws is inconsistent with law or the Articles of Incorporation, such law or Articles of Incorporation shall govern.   If any one or more of the provisions contained in these Bylaws, or any application, shall be invalid, illegal or unenforceable in any respect, the validity, legality, or enforceability of the remaining provisions contained herein and any other application thereof shall not in any way be affected or impaired thereby.

****

The foregoing **Bylaws of SNS Managment, Inc**, an Idaho corporation, were adopted by the Board of Directors of the corporation effective on the 14th, day of August, 2023, as the below signature of the President of the corporation confirms, as duly attested by the Secretary of the Corporation. .

Ned Fowkes

Ned Fowkes, President & CEO

ATTEST: _Crystal Tauvi_

Crystal Torell, Corporate Secretary